Jaime Muguiro President CEMEX South, Central America and the Caribbean Supernumerario Dental Center, Puerto Rico Exhibit 7

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of anti-trust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

2015 was a very tough year, mainly because of FX headwinds EBITDA Variation ($ M) Volume Variable cost & distr. One-off expenses 2015 Like-to-like FX(1) -132 -21% -3% 1) $34 M impact due to dollarized costs in our operations

Despite short term challenges, demand drivers remain strong 2016-2017 Cement Demand CAGR Source: CEMEX estimates Limited growth (0%-3%) Moderate growth (3%-6%) Panama Nicaragua Costa Rica Dominican Republic Guatemala Colombia El Salvador Haiti Puerto Rico Decline (<0%)

Construction should be pivotal for Colombia’s growth 19 projects for $8.4 B as part of 4G program 9 private initiatives PPP’s for $3 B 57 road projects for $1.2 B (Vías de la Prosperidad) 160K-170K housing subsidies from central government 80k government supported houses announced for Bogota Education Infrastructure projects Magdalena River navigability project for $750 M Urbanization surrounding Bogotá River and lineal parks Pumarejo Bridge for $200 M Bogota’s first subway line $4 B New Transmilenio trunk-lines and trunk-roads in Bogota Expected annual impact of +0.8pp GDP (2016-2018) Source: Ministry of Finance Colombia, Central Government Press office

Panama infrastructure pipeline almost twice the size of the Canal expansion investment (2016–2018) New roads and highways Rural roads program Roads maintenance Total $0.8 B Public Health Hydroelectric dams Expansion of Tocumen airport Total $1.6 B Ciudad Esperanza Urban renovation city of Colon Total $0.6 B New subway lines 4th bridge over Canal Mass transit system of west Panama Total $5.4 B Healthy public accounts and higher revenues from the Canal should fuel construction Source: Ministry of Finance Panama

Value before volume is working… Cement Price LC(1) (December 2015 vs. December 2014) Colombia Panama Nicaragua ‘15 SCA&C +18% +5% +7% +6% ’14 ‘15 ‘14 ‘15 ‘14 ‘15 ‘14 Continue leveraging on value-added products, services and surcharges 1) LC: Local currency

… by fulfilling the needs of our customer segments through “tailor-made” value propositions Distribution Network Help enhance our distributors' business with first in class service and through tangible efficiencies in inventories, sales and logistics Industrial Achieve preferred partner status of this segment by offering value added solutions that increase productivity and profitability Public Sector Work closely with local government officials to make construction projects a reality given tight budgetary constraints Builders Provide our clients with customized building solutions and services that meet specific cost, durability and aesthetic requirements

Significant opportunity for margin expansion SG&A Optimization Operational Excellence Procurement Increase productivity and efficiency Outsource services Capture synergies between cement and ready-mix structures Achieve higher economies of scale in procurement Increase usage of low cost items Further centralize staff functions Extend scope of our Business Service Organization Leveraging Global Networks…

Aiming for a significant reduction in working capital Working Capital (Average Days)

What you should expect from us: Achieve and sustain Zero for Life Increase profitability through Value before Volume and cost-saving initiatives Improve responsibly our cement market position in Colombia Provide more tangible value to each customer segment through our tailor-made solutions Increase free cash flow by selling non-core assets, and by reducing WC and strategic capex